

September 20, 2010

Gregg M. Larson, Esq.
Deputy General Counsel and Secretary
3M Company
3M Center
St. Paul, Minnesota 55133

> **Re:**   **Cogent, Inc.**
> **Schedule TO-T Filed on September 10, 2010**
> **As Amended on September 16, 2010**
> **Filed by 3M Company and Ventura Acquisition Corp.**
> **File No. 005-80576**

Dear Mr. Larson:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

1.   We note management's entry into retention agreements and that the tender offer appears to trigger the Rule 13e-3 specified effects. See Rule 13e-3(a)(3)(ii). Please revise your disclosure to describe the negotiations of the retention agreements and provide us with a brief legal analysis as to why Rule 13e-3 was deemed inapplicable to this transaction. Refer to Questions 201.01 and 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

Exhibit 99(A)(1)(A): Offer to Purchase

Terms of the Offer, page 3

2. We note your statement on page 4 that any extension or amendment of the offer, waiver of a condition of the offer, delay in acceptance for payment or payment or termination of the offer will be followed, as promptly as practicable, by public announcement thereof. Please revise the reference to "promptly as practicable" to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

Acceptance for Payment and Payment for Shares, page 5

3. On page 6, you state that you reserve the right to transfer or assign the right to purchase shares in the offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Procedures for Tendering Shares, page 6

Determination of Validity, page 8

4. We note your statement on page 8 that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be "final and binding." We note similar disclosure in the first sentence of the second full paragraph on page 9. Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Certain Information Concerning Cogent, page 14

Prospective Financial Information, page 15

5. We note that you have included non-GAAP financial measures in the prospective financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Background of the Offer; Contacts with Cogent, page 18

6. We note your disclosure on page 21 that from August 24 to August 29, 2010, representatives of 3M held direct discussions with seven of eight senior Cogent employees regarding retention and incentive arrangements and by the morning of

August 29, 2010, 3M and each of Cogent's eight key employees had agreed to the retention and incentive agreements. We refer you to Exchange Act Rule 14d-10(a)(2). Referencing Rule 14d-10(d)(1) and/or 14d-10(d)(2), please explain supplementally how the compensatory arrangements negotiated between the executive officers and the bidders comply with the "best price" provisions of Rule 14d-10(a)(2).

Source and Amount of Funds, page 34

7.   We note your disclosure that 3M will provide Purchaser with sufficient funds to pay for all shares accepted for payment in the offer or to be acquired in the merger. Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through; if none, so state. See Item 1007(b) of Regulation M-A.

8.   You state that you expect to fund the offer through a loan from 3M to Purchaser. Please revise to provide disclosure pursuant to Item 1007(d) of Regulation M-A for the intercompany loan. In addition, file the loan agreement as an exhibit. See Item 1016(b) of Regulation M-A.

Conditions of the Offer, page 35

9.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise condition (iii)(E) to include an objective standard, such as a standard of reasonableness, against which the offeror's discretion may be judged.

10.   The first sentence of the paragraph on page 36 following the specified conditions states that the foregoing conditions are for your sole benefit and may be waived by you in whole or in part at any time and from time to time. In addition, the last sentence of the paragraph states that each offer condition shall be deemed an ongoing right which may be asserted at any time and from time to time. Please revise to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "at any time and from time to time." That is, the triggering event and the corresponding determination of whether to assert or waive the condition must occur on or before expiration of the offer, and not after that time.

11.   The third sentence of the paragraph on page 36 following the specified conditions states that the foregoing conditions shall be in addition to, and not a limitation of your rights to extend, terminate and/or modify the offer pursuant to the terms and conditions of the merger agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to

disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the offer only pursuant to the specific disclosed conditions described in the offer to purchase. Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

12.   The last sentence of the paragraph on page 36 following the specified offer conditions discusses your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you acknowledge on page 4, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 36 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

13.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Although you acknowledge this to an extent on page 4, please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from all bidders acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 225-3999
       Christopher E. Austin, Esq.
       Cleary Gottlieb Steen & Hamilton LLP